Filed by PMA Capital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the Securities Exchange Act of 1934

Subject company: PMA Capital Corporation

Registration No.: 333-119435

Security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-119435, and (2) the Schedule TO (File No. 005-53303). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.

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Mellon Bank Center, Suite 3000 1735 Market Street Philadelphia, PA 19103-7590
PRESS RELEASE

For Release:	Immediate
Contact:	William E. Hitselberger (215) 665-5046

PMA Capital Corporation Provides Third Quarter 2004 Earnings Guidance and Date for Earnings Call

Philadelphia, PA. October 25, 2004 – PMA Capital Corporation (NASDAQ: PMACA) today announced that it expects to report a third quarter net result between breakeven and a loss of three cents per diluted share, which includes after-tax net realized investment gains of approximately eight cents per diluted share. Third quarter results include after-tax losses of approximately six cents per share resulting from hurricanes Charley, Frances, Ivan and Jeanne. In addition, we currently expect book value per share to be in the range of $14.25 to $14.50 per share, including the impact of unrealized gains and losses. We intend to release our full 2004 third quarter financial results after the market closes on Thursday, October 28, 2004. At that time, a copy of the Company’s earnings release and quarterly statistical supplement will be available on the Company’s website at www.pmacapital.com in the Investor Information section (choose Current Investor Information). Click on News Releases to access the release; click on Financial Reports to access the quarterly statistical supplement.

Management will hold a conference call and audio webcast at 8:30 am EDT on Friday, October 29, 2004 to review the Company’s financial results in detail. To listen to the conference call, please dial 800-260-8140 (domestic) or 617-614-3672 (international) approximately five minutes before start time and use passcode 90452435. To access the webcast, enter the Investor Information section (choose Current Investor Information). Click on News Releases to find this announcement and then click on the microphone next to this release. Please allow approximately 15 minutes prior to the call, to visit the site and download the necessary software to listen to the webcast.

A replay of the conference call will be available through November 30, 2004 by dialing 888-286-8010 (domestic) or 617-801-6888 (international) using passcode 87826044.

About PMA Capital Corporation: PMA Capital Corporation, headquartered in Philadelphia, Pennsylvania, is an insurance holding company whose operating subsidiaries provide workers’ compensation, integrated disability and other commercial property and casualty lines of insurance, primarily in the eastern part of the United States, underwritten and marketed under the trade name The PMA Insurance Group.

For additional information, visit www.pmacapital.com

Filed by PMA Capital Corporation pursuant to Rule 425

under the Securities Act of 1933 and deemed

filed pursuant to Rule 14d-2 and Rule 13e-4 of

the Securities Exchange Act of 1934

Subject company: PMA Capital Corporation

Registration No.: 333-119435

Security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-119435, and (2) the Schedule TO (File No. 005-53303). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.

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October 25, 2004

To Our Valued Agents and Brokers:

As I had previously written to you, on October 1, 2004, PMA Capital Corporation, our holding company, filed a registration statement with the Securities and Exchange Commission for an exchange offer regarding our outstanding $86.25 million of Convertible Senior Debentures. Although this debt does not mature until 2022, the holders of this debt currently have a right to repayment beginning in September 2006 payable either in company stock or cash. The new debentures described in the registration statement also mature in 2022, but provide that the holders can seek repayment in cash in June 2009.

The purpose of the exchange offer is to support our initiative to improve the financial ratings of The PMA Insurance Group as well as our holding company debt ratings.

I wanted to convey to you our progress with this initiative. On October 21, PMA Capital amended the terms of the new debentures as fully described in Amendment No. 2 to our Registration Statement. I am very pleased to report that based on discussions with certain of the existing debenture holders, we believe that the amended terms are acceptable to a significant majority of the existing debenture holders, subject to review of the offer documents. I have also attached for your convenience a copy of our press release dated October 21, 2004, describing the more significant amendments to the offer terms.

The exchange offer represents a significant step in our strategic plan to improve our financial ratings. At The PMA Insurance Group, we continue to remain focused on two primary goals: preserving our exceptional service franchise and reclaiming our “A-” (Excellent) rating from A.M. Best.

We appreciate your continued support and loyalty and encourage you to share the information in this letter with your clients of The PMA Insurance Group.

Sincerely,

Vincent T. Donnelly

President and CEO